Exhibit 99.1

Renren Announces Unaudited Third Quarter 2013 Financial Results

BEIJING, China, November 27, 2013 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

•                  Total net revenues were US$47.6 million, a 5.6% decrease from the corresponding period in 2012.  Renren net revenues were US$41.1 million, a 9.9% decrease from the corresponding period in 2012.  Nuomi net revenues were US$6.5 million, a 36.0% increase from the corresponding period in 2012.

•                  Gross profit was US$30.0 million, a 3.0% decrease from the corresponding period in 2012.

•                  Operating loss was US$35.5 million, compared to an operating loss of US$20.6 million in the corresponding period in 2012.

•                  Net loss attributable to the Company was US$24.6 million, compared to a net loss of US$15.4 million in the corresponding period in 2012.

•                  Adjusted net loss (non-GAAP) (1) was US$19.7 million, compared to an adjusted net loss of US$12.1 million in the corresponding period in 2012.

“Revenues came within guidance in the third quarter. While we continue to face short-term monetization challenges, our strategies are becoming more focused and clear. The recent launch of our communication-oriented Renren mobile app tailored for the young generation will help us strengthen our dominance in this important demographic.  Meanwhile, the restructuring of our gaming business will also make us more focused on developing high-quality games. As we head into the final stretch of the year, we will stay focused on our highest priorities and further fine tune our strategies,” commented Joseph Chen, Chairman and Chief Executive Officer.

Third Quarter 2013 Results

Total net revenues for the third quarter of 2013 were US$47.6 million, representing a 5.6% decrease from the corresponding period in 2012.

Renren net revenues were US$41.1 million, representing a 9.9% decrease from the corresponding period of 2012. Within Renren net revenues, online game revenues were US$20.1 million for the third quarter of 2013, a 16.9% decrease from the corresponding period of 2012. The decrease was due to our launched games reaching mature stages. Other IVAS revenues were US$6.1 million for the third quarter of 2013, a 32.1% increase from the corresponding period of 2012. The increase was largely due to increased revenue from Woxiu, our virtual talent show service on 56.com. Online advertising revenues were US$14.9 million for the third quarter of 2013, representing a decrease of 11.2% from the corresponding period of 2012. The decrease was due to the continuing migration of our traffic from PC to mobile coupled with increasing competition. The number of accumulated activated users on Renren.com continued to increase from approximately 172 million as of September 30, 2012 to approximately 200 million as of September 30, 2013. Monthly unique log-in users increased from approximately 48 million in September 2012 to approximately 50 million in September 2013.

(1)         Adjusted net income (loss) is a non-GAAP measure, which is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Nuomi net revenues were US$6.5 million, representing a 36.0% increase from the corresponding period of 2012.  Nuomi had 3.8 million active paying users for the third quarter of 2013 compared to 3.1 million for the corresponding period of 2012, a 21.9% increase.

Cost of revenues was US$17.6 million, a 9.7% decrease from the corresponding period of 2012.   The decrease in cost of revenues for the third quarter was largely due to the reduction in games’ direct costs.

Operating expenses were US$65.5 million, a 27.1% increase from the corresponding period of 2012.

Selling and marketing expenses were US$28.5 million, a 33.5% increase from the corresponding period of 2012. The increase was primarily due to headcount and personnel related expense increases for Nuomi plus increased advertising and promotions for our launched games.

Research and development expenses were US$22.4 million, a 7.3% increase from the corresponding period in 2012. The increase was primarily due to headcount and personnel related expense increases for games development and mobile-related investments.

General and administrative expenses were US$14.6 million, a 56.8% increase from the corresponding period in 2012.  The increase was primarily due to an increase in share-based compensation charges and increased personnel related expenses due to the growth of our company size and business operations.

Share-based compensation expenses, which were mostly included in operating expenses, were US$4.5 million, compared to US$2.6 million in the corresponding period in 2012.

Operating loss was US$35.5 million, compared to an operating loss of US$20.6 million in the corresponding period in 2012.

Net loss attributable to Renren Inc. was US$24.6 million, compared to a net loss of US$15.4 million in the corresponding period in 2012.

Adjusted net loss (non-GAAP) was US$19.7 million, compared to an adjusted net loss of US$12.1 million in the corresponding period in 2012. Adjusted net income (loss) is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Share Repurchase Program

On June 28, 2013, the Company announced a new share repurchase program to repurchase up to US$100 million of its ADSs and shares.  During the third quarter of 2013, Renren repurchased approximately 3.7 million ADSs.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$29 million to US$31 million in the fourth quarter of 2013, representing 36% to 41% year-over-year decline. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Management will host an earnings conference call at 8:00 p.m. Eastern Time on Wednesday, November 27, 2013 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, November 28, 2013).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US: +1 845-675-0437
Hong Kong: +852-2475-0994
China: +86 800-819-0121
International: + 65-6723-9381
Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:

International: + 61 2-8199-0299
Passcode: 12108237

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website Renren.com, the game development and operating platform Renren Games, and the user-generated content focused video sharing website 56.com. Renren.com had approximately 200 million activated users as of September 30, 2013. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the fourth quarter of 2013 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss),” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	September 30,
per shares, ADS, and per ADS data)	2012	2013

ASSETS

Current assets:
Cash and cash equivalents	$207,438	$188,761
Term deposits	550,000	410,313
Short-term investments	147,045	309,478
Accounts and notes receivable, net	18,402	20,641
Prepaid expenses and other current assets	29,591	62,174
Amounts due from related parties	258	435

Total current assets	952,734	991,802

Non-current assets:
Equipment and property, net	32,355	59,356
Intangible assets, net	26,820	26,581
Goodwill	59,673	60,742
Long-term investments	107,597	128,881
Other non-current assets	22,634	7,072
Total non-current assets	249,079	282,632
TOTAL ASSETS	$1,201,813	$1,274,434

LIABIILITIES AND EQUITY

Current liabilities:
Accounts payable	$36,743	$36,678
Accrued expenses and other payables	41,608	33,268
Amounts due to a related party	77	78
Deferred revenue and advance from customers	10,668	8,809
Income tax payable	1,023	1,347
Total current liabilities	90,119	80,180

Non-current liabilities:
Deferred tax liabilities-noncurrent	6,564	6,468
Total non-current liabilities	6,564	6,468
TOTAL LIABILITES	96,683	86,648

Commitments

Shareholders’ Equity:
Class A ordinary shares	730	703
Class B ordinary shares	403	405
Additional paid-in capital	1,319,044	1,296,767
Subscription receivable	(229)	—
Statutory reserves	6,712	6,712
Accumulated deficit	(261,459)	(298,556)
Accumulated other comprehensive income	39,714	181,632
Total shareholders’ equity	1,104,915	1,187,663
Noncontrolling Interests	215	123
TOTAL EQUITY	1,105,130	1,187,786
TOAL LIABIILITIES AND EQUITY	$1,201,813	$1,274,434

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	September 30,	June 30,	September 30,
per shares, ADS, and per ADS data)	2012	2013	2013

Net revenues
Renren	$45,618	$43,446	$41,105
Nuomi	4,748	6,172	6,459
Total net revenues	50,366	49,618	47,564

Cost of revenues	(19,444)	(17,877)	(17,562)

Gross profit	30,922	31,741	30,002

Operating expenses:
Selling and marketing	(21,371)	(30,215)	(28,530)
Research and development	(20,844)	(22,203)	(22,368)
General and administrative	(9,341)	(14,048)	(14,648)

Total operating expenses	(51,556)	(66,466)	(65,546)

Loss from operations	(20,634)	(34,725)	(35,544)

Other income	1,362	7	172
Exchange gain (loss) on offshore bank accounts	972	358	88
Interest income	5,733	3,070	3,091
Realized gain on short-term investments	870	144	31,789

Loss before provision of income tax, earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(11,697)	(31,146)	(404)
Income tax benefit (expenses)	(117)	311	4

Loss before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(11,814)	(30,835)	(400)
Earnings (loss) in equity method investments, net of income taxes	(3,586)	21,451	(24,251)

Net loss	(15,400)	(9,384)	(24,651)
Add: Net loss attributable to noncontrolling interests, net of income taxes	—	58	17

Net loss attributable to Renren Inc.	$(15,400)	$(9,326)	$(24,634)

Net loss per share, basic	$(0.01)	$(0.01)	$(0.02)
Net loss per ADS, basic	$(0.04)	$(0.03)	$(0.07)
Net loss per share, diluted	$(0.01)	$(0.01)	$(0.02)
Net loss per ADS, diluted	$(0.04)	$(0.03)	$(0.07)
Shares used in computation, basic	1,141,783,844	1,126,080,546	1,107,127,544
ADS used in computation, basic	380,594,615	375,360,182	369,042,515
Shares used in computation, diluted	1,141,783,844	1,126,080,546	1,107,127,544
ADS used in computation, diluted	380,594,615	375,360,182	369,042,515

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income (loss)

	For the Three Months Ended
	September 30,	June 30,	September 30,
(Amounts in US dollars, in thousands)	2012	2013	2013

Loss from continuing operations	$(15,400)	$(9,384)	$(24,651)
Add back: Shared-based compensation expenses	2,585	5,182	4,533
Add back: Amortization of intangible assets	673	377	394
Adjusted net income (loss)	$(12,142)	$(3,825)	$(19,724)